UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U/A
Amendment No. 1

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
March 31, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9.	Other Events

The purpose of this Amendment No. 1 to the Company’s Current Report on Form 1-U for March 31, 2016, filed with the Securities and Exchange Commission on May 13, 2016 (the “Form 1-U”), is to furnish restated unaudited financial statements in this Item 9, which disclosed financial information for the three months ended March 31, 2016.  While changes have been made throughout the Form 1-U to conform the information therein to the restated unaudited financial statements, no other changes have been made to the Form 1-U.  This Amendment No. 1 to the Form 1-U continues to speak as of the original filing date of the Form 1-U, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 1-U, except for information appearing in Note 12 – Subsequent Events of the Notes to Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built a fourth prototype and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, issued convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015.  The Regulation A offering closed in February 2016.

Cash investment has totaled $24,839,150, net of related expenses, from incorporation through March 31, 2016 and loans have totaled $42,118,219 from incorporation through March 31, 2016.  We have also obtained deposits from persons desiring to reserve an Elio totaling $22,076,800 through March 31, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2016 at the earliest, but more likely in 2017.

For the three months Ended March 31, 2016 Compared to March 31, 2015.  Operating expenses for the three months ended March 31, 2016 increased by 234% over the comparable 2015 period, due primarily to a significant increase in engineering, research and development costs.

Interest expense decreased by 35% due to the cessation of default interest charges at 18% per annum on the note to Racer Trust beginning January 1, 2016.

As a result, our net loss for the three months ended March 31, 2016 was $9,494,272, as compared to $4,794,988 for the comparable 2015 period, an increase of 98%.  Our accumulated deficit was $97,918,904 at March 31, 2016.

Liquidity and Capital Resources

March 31, 2016.  As of March 31, 2016, we had cash of $2,909,373 and a working capital deficit of $8,124,031, as compared to cash of $6,870,044 and a working capital deficit of $2,325,036 at December 31, 2015.  The increase in the working capital deficit results primarily from a decrease in cash as well as an increase in the fair value of derivative liability.

We obtained a forbearance agreement until July 31, 2016 with respect to our CH Capital Lending (Lender) note due July 31, 2015, which is secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the three months ended March 31, 2016 primarily through the receipt of customer reservations of $1,396,250 and the net proceeds from our Regulation A offering.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016 we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,820,145 net of offering expenses.

Future Financing

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $44.7 million has been invested in vehicle engineering and development.  We obtained approximately $16.0 million in net proceeds from our Regulation A offering to build prototypes.  Upon completion of this phase, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital, estimated to be up to an additional $312 million to fund the completion of prototypes, testing, facility fit-up and move into production.

We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, guarantee of the sales price, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through March 31, 2016, we have $22,076,800 in reservations, an average of $566,072 per month.  Of this amount, $4.8 million was held at March 31, 2016 by credit card processing companies as a percentage of non-refundable reservations.  As of the date of this amended report $4.0 million had been released to us.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through March 31, 2016, we have received net proceeds of $4.4 million from the sale of equipment, which has been applied to principal and accrued interest on the CH Capital Lending note.  As of March 31, 2016, an additional $1.6 million in equipment was available for sale, which we believe will be sold in 2016.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt and/or equity securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)
Assets	(As Restated)	(As Restated)
Current Assets
Cash	$2,909,373	$6,870,044
Restricted cash held in escrow	2,626,334	3,806,378
Restricted cash held in customer deposits	4,000,000	4,000,000
Prepaid expenses	2,104,154	471,170
Other current assets	429,022	336,733
Assets held for sale	1,576,798	2,200,000
Deferred loan costs	170,627	170,628
Total Current Assets	13,816,308	17,854,953

Restricted cash held for customer deposits	1,956,937	1,816,407
Machinery and equipment, net	12,435,831	12,435,481
Facility under capital sublease, net	5,389,736	5,448,964
Deferred loan costs	938,446	981,103
Total Assets	$34,537,258	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$4,071,374	$3,694,861
Refundable customer deposits	1,114,900	1,092,750
Interest payable, current portion	5,222,353	4,959,444
Derivative liabilities - fair value of warrants	1,768,824	907,703
Notes payable due to related party, net of discount	9,762,888	9,525,231
Total Current Liabilities	21,940,339	20,179,989

Nonrefundable customer deposits	20,961,900	19,587,800
Interest payable, net of current portion	6,869,657	6,757,983
Convertible notes payable, net of discount	436,795	401,013
Notes payable, net of current portion and discount	19,242,135	18,878,146
Capital sublease obligation	6,022,677	6,022,677
Total Liabilities	75,473,503	71,827,608
Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,512,893 and 26,320,322 shares issued and outstanding
on March 31, 2016 and December 31, 2015, respectively	56,982,659	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(97,918,904)	(88,424,632)
Total Stockholders' Deficit	(40,936,245)	(33,290,700)
Total Liabilities and Stockholders Deficit	$34,537,258	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	(As Restated)	(As Restated)
Costs and Expenses:
Engineering, research and development costs	$3,700,641	$23,646
General and administrative expenses	1,819,354	1,095,371
Sales and marketing expenses	1,354,878	941,873
Total costs and expenses	6,874,873	2,060,890

Loss from operations	(6,874,873)	(2,060,890)

Other income (expense):
Gain on sale of machinery and equipment	-	161,566
Interest income	4,463	2
Interest expense	(1,893,159)	(2,895,666)
Loss on change in fair value of derivative liability	(730,703)	-
Total other income and expenses	(2,619,399)	(2,734,098)

Net Loss	$(9,494,272)	$(4,794,988)

Weighted-average number of common shares outstanding	26,410,717	25,077,500

Basic loss per share:	$(0.36)	$(0.19)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	(As Restated)	(As Restated)
Cash Flows From Operating Activities
Net Loss	$(9,494,272)	$(4,794,988)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	61,833	75,000
Amortization of discount on notes payable	737,235	423,781
Amortization of deferred financing costs	88,348	49,765
Accrued interest on capital sublease obligation	743,329	657,986
Gain on sale of fixed assets	-	(161,566)
Loss on change in fair value of derivative liability	730,703	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,624,265)	5,392
Accounts payable and accrued liabilities	376,519	630,918
Interest payable	(363,311)	1,404,457
Net Cash Used in Operating Activities	(8,743,881)	(1,709,255)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(2,956)	-
Proceeds from sale of machinery and equipment	623,202	357,265
Net Cash Provided by Investing Activities	620,246	357,265

Cash Flows from Financing Activities
Change in restricted cash	1,039,513	(317,738)
Customer deposits	1,396,250	1,433,048
Issuance of common stock	2,006,712	-
Common stock issuance costs	(178,503)	-
Repayments of notes payable	-	(277,000)
Payment of deferred financing costs	-	(19,126)
Proceeds from convertible notes	-	180,000
Repayments of advances from related party	-	(400)
Advances to related party	(101,008)	12,000
Net Cash Provided by Financing Activities	4,162,964	1,010,784

Net Change in Cash and Cash Equivalents	(3,960,671)	(341,206)
Cash and Cash Equivalents at Beginning of Period	6,870,044	374,652
Cash and Cash Equivalents at End of Period	$2,909,373	$33,446

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$659,694	$1,017,662

Supplemental disclosures of non-cash investing
and financing activities:
Convertible notes payable converted to equity	$150,936	$-
Issuance of warrants	$3,095	$-
Exercise of warrants	$133,512	$-

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

The financial information presented should be read in conjunction with the Company’s latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTAION
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES
Elio Motors, Inc., an Arizona corporation (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering and at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $6,800, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”). The Company’s common stock and preferred shares have no par value. The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued at March 31, 2016 and December 31, 2015.

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
During the periods presented in the financial statements, certain errors resulting in the misstatement of the previously issued financial statements were discovered by the Company.  The misstatement was caused by an inaccurate valuation of the beneficial conversion feature, inaccurate valuation of the options obtained in connection with the subordinated promissory note from a director and stockholder, updated valuation of fixed assets held for sale as well as fixed assets to be used in production, change in the timing of the release of cash held for customer deposits, change in accounts payable due to the late submission of invoices by vendors, and the change in the method used to value derivative liabilities.  Accordingly, amounts reported have been restated in the financial statements to correct the error.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

BALANCE SHEET
MARCH 31, 2016
	As Previously
Assets	Reported	Adjustment	As Restated
	(Unaudited)	(Unaudited)	(Unaudited)
Current Assets
Cash	$2,909,373	$-	$2,909,373
Restricted cash held in escrow	2,626,334	-	2,626,334
Restricted cash held for customer deposits	-	4,000,000	4,000,000
Prepaid expenses	2,104,154	-	2,104,154
Other current assets	429,022	-	429,022
Assets held for sale	1,474,071	102,727	1,576,798
Deferred loan costs	-	170,627	170,627
Total Current Assets	9,542,954	4,273,354	13,816,308

Restricted cash held for customer deposits	5,956,937	(4,000,000)	1,956,937
Machinery and equipment, net	14,502,418	(2,066,587)	12,435,831
Facility under capital sublease, net	5,389,736	-	5,389,736
Deferred loan costs	-	938,446	938,446
Total Assets	$35,392,045	$(854,787)	$34,537,258
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,816,562	$254,812	$4,071,374
Refundable customer deposits	1,114,900	-	1,114,900
Interest payable, current portion	2,306,080	2,916,273	5,222,353
Derivative liabilities - fair value of warrants	1,555,766	213,058	1,768,824
Notes payable due to related party, net of discount	9,891,638	(128,750)	9,762,888
Total Current Liabilities	18,684,946	3,255,393	21,940,339

Nonrefundable customer deposits	20,961,900	-	20,961,900
Interest payable, net of current portion	9,785,994	(2,916,337)	6,869,657
Convertible notes payable, net of discount	2,463,928	(2,027,133)	436,795
Notes payable, net of current portion and discount	19,736,020	(493,885)	19,242,135
Capital sublease obligation	6,022,677	-	6,022,677
Total Liabilities	77,655,465	(2,181,962)	75,473,503

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	33,039,884	23,942,775	56,982,659
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(75,303,304)	(22,615,600)	(97,918,904)
Total Stockholders' Deficit	(42,263,420)	1,327,175	(40,936,245)
Total Liabilities and Stockholders Deficit	$35,392,045	$(854,787)	$34,537,258

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

BALANCE SHEET
DECEMBER 31, 2015
	As Previously
Assets	Reported	Adjustment	As Restated
Current Assets
Cash	$6,870,044	$-	$6,870,044
Restricted cash held in escrow	3,806,378	-	3,806,378
Restricted cash held for customer deposits	-	4,000,000	4,000,000
Prepaid expenses	471,170	-	471,170
Other current assets	336,733	-	336,733
Assets held for sale	2,100,000	100,000	2,200,000
Deferred loan costs	-	170,628	170,628
Total Current Assets	13,584,325	4,270,628	17,854,953

Restricted cash held for customer deposits	5,816,407	(4,000,000)	1,816,407
Machinery and equipment, net	14,499,340	(2,063,859)	12,435,481
Facility under capital sublease, net	5,448,964	-	5,448,964
Deferred loan costs	-	981,103	981,103
Total Assets	$39,349,036	$(812,128)	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,618,403	$76,458	$3,694,861
Refundable customer deposits	1,092,750	-	1,092,750
Interest payable, current portion	4,959,444	-	4,959,444
Derivative liabilities - fair value of warrants	655,244	252,459	907,703
Notes payable due to related party, net of discount	9,701,983	(176,752)	9,525,231
Total Current Liabilities	20,027,824	152,165	20,179,989

Nonrefundable customer deposits	19,587,800	-	19,587,800
Interest payable, net of current portion	6,757,983	-	6,757,983
Convertible notes payable, net of discount	2,504,346	(2,103,333)	401,013
Notes payable, net of current portion and discount	19,565,099	(686,953)	18,878,146
Capital sublease obligation	6,022,677	-	6,022,677
Total Liabilities	74,465,729	(2,638,121)	71,827,608

Commitments and contingencies (see notes to financial statements)

Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,320,322 and 25,077,500 shares issued and outstanding
in 2015 and 2014, respectively	31,135,932	23,998,000	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(66,252,625)	(22,172,007)	(88,424,632)
Total Stockholders' Deficit	(35,116,693)	1,825,993	(33,290,700)
Total Liabilities and Stockholders Deficit	$39,349,036	$(812,128)	$38,536,908

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
	As Previously
	Reported	Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$3,598,364	$102,277	$3,700,641
General and administrative expenses	1,539,136	280,218	1,819,354
Sales and marketing expenses	1,557,720	(202,842)	1,354,878
Total costs and expenses	6,695,220	179,653	6,874,873

Loss From Operations	(6,695,220)	(179,653)	(6,874,873)

Other income (expense):
Interest income	4,463		4,463
Interest expense	(1,533,299)	(359,860)	(1,893,159)
Loss on change in fair value of derivative liability	(826,623)	95,920	(730,703)
Total other expenses, net	(2,355,459)	(263,940)	(2,619,399)

Net Loss	$(9,050,679)	$(443,593)	$(9,494,272)

Weighted-average number of common shares outstanding	26,410,717	-	26,410,717

Basic loss per common share:	$(0.34)	$-	$(0.36)

STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
	As Previously
	Reported	Adjustment	As Restated
Costs and Expenses:
Engineering, research and development costs	$20,529	$3,117	$23,646
General and administrative expenses	1,115,274	(19,903)	1,095,371
Sales and marketing expenses	925,088	16,786	941,874
Total costs and expenses	2,060,890	-	2,060,890

Loss From Operations	(2,060,890)	-	(2,060,890)

Other income (expense):
Gain on sale of machinery and equipment	-	161,566	161,566
Interest income	2	-	2
Interest expense	(2,207,476)	(688,190)	(2,895,666)
Total other expenses, net	(2,207,474)	(526,624)	(2,734,098)

Net Loss	$(4,268,364)	$(526,624)	$(4,794,988)

Weighted-average number of common shares outstanding	26,410,717	-	26,410,717

Basic loss per common share:	$(0.16)	-	$(0.18)

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
	As Previously
	Reported	Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(9,050,679)	$(443,593)	$(9,494,272)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	61,833	-	61,833
Amortization of discount on notes payable	388,317	348,918	737,235
Amortization of deferred financing costs	77,343	11,005	88,348
Accrued interest on capital sublease obligation	743,329	-	743,329
Loss on change in fair value of derivative liability	826,623	(95,920)	730,703
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,624,265)	-	(1,624,265)
Accounts payable and accrued liabilities	198,158	178,361	376,519
Interest payable	(363,247)	(64)	(363,311)
Net Cash Used in Operating Activities	(8,742,588)	(1,293)	(8,743,881)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(5,683)	2,727	(2,956)
Proceeds from sale of machinery and equipment	625,929	(2,727)	623,202
Net Cash Used in Investing Activities	620,246	-	620,246

Cash Flows From Financing Activities
Change in restricted cash	1,039,513	-	1,039,513
Customer deposits	1,396,250		1,396,250
Issuance of common stock	2,006,712	-	2,006,712
Common stock issuance costs	(179,796)	1,293	(178,503)
Advances to related party	(101,008)	-	(101,008)
Net Cash Provided by Financing Activities	4,161,671	1,293	4,162,964

Net Change in Cash	(3,960,671)	-	(3,960,671)
Cash at Beginning of Year	6,870,044	-	6,870,044
Cash at End of Year	$2,909,373	$-	$2,909,373

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 3	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
	As Previously
	Reported	Adjustment	As Restated
Cash Flows From Operating Activities
Net Loss	$(4,268,365)	$(526,623)	$(4,794,988)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	75,000	-	75,000
Amortization of discount on notes payable	393,579	30,202	423,781
Amortization of deferred financing costs	49,881	(116)	49,765
Accrued interest on capital sublease obligation	-	657,986	657,986
Gain on sale of fixed assets	-	(161,566)	(161,566)
Change in operating assets and liabilities:			-
Prepaid expenses and other current assets	5,392	-	5,392
Accounts payable and accrued liabilities	630,918	-	630,918
Interest payable	1,404,457	-	1,404,457
Net Cash Used in Operating Activities	(1,709,138)	(117)	(1,709,255)

Cash Flows From Investing Activities
Purchases of machinery and equipment	-	-	-
Proceeds from sale of machinery and equipment	357,265	-	357,265
Net Cash Used in Investing Activities	357,265	-	357,265

Cash Flows From Financing Activities
Change in restricted cash	(317,738)	-	(317,738)
Customer deposits	1,433,048	-	1,433,048
Issuance of common stock	-	-	-
Common stock issuance costs	-	-	-
Repayments of notes payable	(277,000)	-	(277,000)
Payment of deferred financing costs	(19,243)	117	(19,126)
Proceeds from convertible notes	180,000	-	180,000
Repayments of advances from related party	(400)	-	(400)
Advances to related party	12,000	-	12,000
Net Cash Provided by Financing Activities	1,010,667	117	1,010,784

Net Change in Cash	(341,206)	-	(341,206)
Cash at Beginning of Year	374,652	-	374,652
Cash at End of Year	$33,446	$-	$33,446

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 4	BASIC AND DILUTED LOSS PER COMMON SHARE
Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive. Potential common shares excluded from the calculation at March 31, 2016 relate to 108,316 from warrants, 1,995,594 from options, and 847,031 from convertible notes payable.  At March 31, 2015 the potential common shares excluded relate to 1,887,554 from options, and 30,100 from convertible notes payable.

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES
The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of March 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$1,768,824	$1,768,824
Assets held for sale	$-	$-	$1,576,798	$1,576,798

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (Continued)
The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at March 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$1,768,824	Black-Scholes	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.79 yrs. 0.00% 80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.84 yrs. 0.00% 80.16%
Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 5	FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)
A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to March 31, 2016 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,513
Change in fair value of warrants included in earnings	730,703
Exercise of warrants	(3,095)
Balance at March 31, 2016	$1,768,824

NOTE 6	PROPERTY AND EQUIPMENT
The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the three months ending March 31, 2016, the equipment sales were $623,202 with $1,287,037 held in escrow, $164,325 applied to the senior promissory notes principal and interest and the balance paid in fees.

NOTE 7	CUSTOMER DEPOSITS
The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of March 31, 2016, the Company received refundable deposits of $1,114,900 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $20,961,900 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since consumer production is expected to begin mid-2017.

NOTE 8	LONG TERM DEBT
Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”) a related party, which defers the enforcement long term liabilities in the accompanying balance sheet.

The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with its secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through March 31, 2016, the amount applied to principal and interest was $3,268,469.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 8	LONG TERM DEBT (Continued)
Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of March 31, 2016, the secured convertible notes issued totaled $436,795, net of the beneficial conversion feature and issuance costs.  Accrued interest as of March 31, 2016 amounted to $172,639.

As of March 31, 2016, the Company converted $145,500 of principal and $5,436 of accrued interest from its Tier 1 Convertible Subordinated Notes into 25,240 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted as of March 31, 2016.  The Company has $4,855,060 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of March 31, 2016.

NOTE 9	COMMON STOCK
On February 16, 2016, the Company closed the Regulation A offering, after issuing a total of 1,410,048 shares of common stock proceeds of $15,820,145, net of offering expenses.

As of March 31, 2016, the Company issued an additional 25,240 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as discussed in Note 7.

As of March 31, 2016, the Company issued an additional 105 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering.

NOTE 10	COMMITMENTS AND CONTINGENCIES
Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $10,480,950 at March 31, 2016.

NOTE 11	RELATED PARTY TRANSACTIONS
As of March 31, 2016, the Company advanced to its President and CEO $429,022.  This advance is reflected on the accompanying balance sheets in other current assets.  The note incurs interest at the Federal Funds rate per annum and is due on demand.  As of March 31, 2016, the Federal Funds rate was 0.65%.  On May 3, 2016 the advance to the President and CEO was repaid in full.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 12	SUBSEQUENT EVENTS
The Company has evaluated subsequent events that have occurred through July 18, 2016 which is the date of the filing of these financial statements, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 11 and below.

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.  The plan permits the granting of options to purchase up to 2,000,000 shares of common stock.  There have been no shares granted as of the date the financial statements were available to be issued.

In May 2016 the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.

In May 2016 $4,000,000 of restricted cash was released and thus has been classified on the balance sheet as a current asset

In June 2016 the Company issued 63,000 shares of common stock for $17.00 per share for total proceeds of $1,071,000.

In June 2016 the Company engaged Oppenheimer as its sole-lead placement agent, and Northland Securities, Inc. as its sole co-placement agent, in the private placement of one or more classes or series of securities of the Company, to a limited number of sophisticated investors.  The securities may take the form of debt, common stock or other equity-linked securities.

As of June 30, 2016, the Company has received total refundable and nonrefundable customer deposits for purposes of securing their vehicle production slot of approximately $1.2 million and $22.9 million, respectively.

The Company has converted an additional $46,960 of principal and $2,056 of accrued interest from its Tier 1 Convertible Subordinated Notes into 8,198 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted subsequent to December 31, 2015.  The Company has $4,808,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Paul Elio
Paul Elio Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan Chief Financial Officer

Date:	July 18, 2016